Fiscal 2019 Half Year Ended 30 September 2018

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the condensed consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s condensed consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 8 November 2018, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au
NOTE TO THE READER:
As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	1

Fiscal 2019 Half Year Ended 30 September 2018

businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the second quarter and half year ended 30 September 2017 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 15 of our condensed consolidated financial statements for further information on our segments.

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	2

GROUP RESULTS

James Hardie Industries plc
Results for the 2nd Quarter and Half Year Ended 30 September

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
Net sales	$644.6	$525.8	23	$1,295.6	$1,033.5	25
Cost of goods sold	(437.5)	(338.6)	(29)	(867.4)	(677.3)	(28)
Gross profit	207.1	187.2	11	428.2	356.2	20

Selling, general and administrative expenses	(98.9)	(75.0)	(32)	(203.8)	(148.5)	(37)
Research and development expenses	(9.8)	(8.5)	(15)	(19.2)	(16.1)	(19)
Asset impairments	(13.1)	—		(13.1)	—
Asbestos adjustments	14.2	(6.6)		39.3	(10.5)
EBIT	99.5	97.1	2	231.4	181.1	28

Net interest expense	(12.5)	(6.8)	(84)	(23.1)	(13.3)	(74)
Other income (expense)	0.1	—		0.3	(0.4)
Operating profit before income taxes	87.1	90.3	(4)	208.6	167.4	25
Income tax expense	(17.6)	(23.9)	26	(48.5)	(43.6)	(11)
Net operating profit	$69.5	$66.4	5	$160.1	$123.8	29

Earnings per share - basic (US cents)	16	15		36	28
Earnings per share - diluted (US cents)	16	15		36	28

Volume (mmsf)	928.1	701.0	32	1,866.7	1,391.2	34

Net sales for the quarter and half year increased 23% and 25%, respectively, from the prior corresponding periods to US$644.6 million and US$1,295.6 million, respectively. For both periods, net sales were favorably impacted by the acquisition of Fermacell in Europe and higher net sales in the North America Fiber Cement and Asia Pacific Fiber Cement segments. The increase in North America Fiber Cement net sales is due to higher sales volumes and higher average net sales price, and the increase in Asia Pacific Fiber Cement net sales is driven by higher sales volumes.

Gross profit of US$207.1 million for the quarter and US$428.2 million for the half year increased 11% and 20%, respectively, when compared to the prior corresponding periods. Gross profit margin of 32.1% for the quarter and 33.1% for the half year decreased 3.5 percentage points and 1.4 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses for the quarter and half year increased 32% and 37%, respectively, when compared to the prior corresponding periods. The increase is primarily driven by the SG&A costs of the European Building Products segment, which are significantly higher when compared to the prior corresponding period due to the acquisition of Fermacell on 3 April 2018, as well as, higher labor and discretionary costs in the North America Fiber Cement segment.

Asbestos adjustments primarily reflects the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in AUD/USD spot exchange rate.

Asset Impairments for the quarter and half year reflects a US$10.1 million and a US$3.0 million asset impairment charge, related to our decision to discontinue our Windows business and our Multiple Contour Trim ("MCT") product line, respectively.

Other income (expense) for the quarter and half year reflects the gains and losses on interest rate swaps.

Income tax expense for the quarter decreased compared to the prior corresponding period, primarily due to the decrease in the US corporate income tax rate.

Income tax for the half year increased compared to the prior corresponding period, primarily due to a change in the accounting treatment of intangible assets which did not apply in the prior corresponding period, partially offset by the decrease in US corporate income tax rate.

Net operating profit increased for the quarter, primarily driven by the favorable movement in asbestos adjustments and higher gross profit, partially offset by higher SG&A expenses and asset impairment charges. Net operating profit for the half year increased, primarily driven by the favorable underlying performance of the operating business units and the favorable movement in asbestos adjustments, partially offset by higher SG&A expenses and asset impairment charges.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	3

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change	HY FY19	HY FY18	Change
Volume (mmsf)	591.7	561.6	5%	1,182.7	1,123.1	5%
Average net sales price per unit (per msf)	US$728	US$702	4%	US$726	US$697	4%

Fiber cement net sales	435.6	398.1	9%	869.4	791.2	10%
Gross profit			5%			13%
Gross margin (%)			(1.5 pts)			1.1 pts
EBIT	94.1	97.4	(3%)	201.3	177.2	14%
EBIT margin (%)	21.6	24.5	(2.9 pts)	23.2	22.4	0.8 pts
EBIT excluding[1]	99.5	97.4	2%	206.7	177.2	17%
EBIT margin excluding[1](%)	22.8	24.5	(1.7 pts)	23.8	22.4	1.4 pts

[1] Excludes product line discontinuation expenses of US$5.4 million in the second quarter and half year FY19. These expenses include asset impairments of US$3.0 million, and a one time charge of US$2.4 million to cost of goods sold associated with our decision to discontinue our MCT product line, as well as certain excess and obsolete ColorPlus color palettes

Net sales for the quarter and half year were favorably impacted by higher sales volumes and a higher average net sales price compared to prior corresponding periods. The increase in volume includes growth in exteriors for the quarter and half year of 8% and 7%, respectively, compared to the prior corresponding periods, reflecting growth above its market index. This increase was partially offset by a decrease in interiors volume for the quarter and half year of 6% and 2%, respectively. The increase in average net sales price of 4% for the quarter and half year primarily reflects the annual change in our strategic pricing effective April 2018, as well as favorable product mix.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the quarter ended 30 September 2018, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 235,600, or 2% above the prior corresponding period, and for the half year ended 30 September 2018, single family housing starts were 492,900, or 5% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that this data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

Results Including Product Line Discontinuation Expenses

The change in gross margin for the quarter can be attributed to the following components:

For the Three Months Ended 30 September 2018:
Higher average net sales price	2.5	pts
Higher start up costs	(0.4	pts)
Higher production costs	(3.6	pts)
Total percentage point change in gross margin	(1.5	pts)

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	4

OPERATING RESULTS - SEGMENT

For the Half Year Ended 30 September 2018:
Higher average net sales price	2.8	pts
Start up costs	—	pts
Higher production costs	(1.7	pts)
Total percentage point change in gross margin	1.1	pts

We continue to experience significant inflationary pressure across our key input costs, including pulp, materials and labor. In addition, the freight market continues to be in very tight supply, and as a result, market rates for freight are exhibiting significant inflationary pressure. These costs will continue to compress North America Fiber Cement segment margins for the remainder of fiscal year 2019.

Gross margin for the quarter decreased 1.5 percentage points compared to the prior corresponding period, primarily driven by higher production costs and higher start up costs, partially offset by higher average net sales price. Higher production costs were primarily due to higher freight and raw material costs. In addition, gross margin decreased as a result of a one time charge of US$2.4 million resulting from our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus color palettes.

Gross margin for the half year increased 1.1 percentage points compared to the prior corresponding period. This increase was primarily driven by higher average net sales price, partially offset by higher production costs. Higher production costs were primarily due to higher raw material and freight costs. In addition, gross margin decreased as a result of the one time charge of US$2.4 million as described above.

SG&A expenses for the quarter and half year was higher compared to the prior corresponding periods, driven primarily by higher labor related costs and higher discretionary spend. As a percentage of sales, SG&A expenses increased 0.7 percentage points for the quarter and was flat for the half year, when compared to the prior corresponding periods.

EBIT for the quarter decreased 3% compared to the prior corresponding period, primarily due to US$5.4 million in product line discontinuation expenses. EBIT for the half year increased 14% compared to the prior corresponding period, primarily driven by a 13% increase in gross profit, partially offset by product line discontinuation expenses.

EBIT margin for the quarter decreased 2.9 percentage points to 21.6% when compared to the prior corresponding period, driven primarily by the decrease in gross margin, higher SG&A expenses and product line discontinuation expenses as described above. EBIT margin for the half year increased 0.8 percentage points to 23.2% when compared to the prior corresponding period, driven primarily by the increase in gross margin, partially offset by product line discontinuation expenses as described above.

Results Excluding Product Line Discontinuation Expenses

Gross margin for the quarter excluding product line discontinuation expenses decreased compared to the prior corresponding period, primarily driven by higher production costs and higher start up costs, partially offset by higher average net sales price. Higher production costs were primarily due to higher freight and raw material costs.

Gross margin for the half year excluding product line discontinuation expenses increased compared to the prior corresponding period, primarily driven by higher average net sales price, partially offset by higher production costs. Higher production costs were primarily due to higher raw material and freight costs.

SG&A expenses for the quarter and half year was higher compared to the prior corresponding periods, driven primarily by higher labor related costs and higher discretionary spend. As a percentage of sales, SG&A expenses

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	5

OPERATING RESULTS - SEGMENT

increased 0.7 percentage points for the quarter and was flat for the half year, when compared to the prior corresponding periods.

EBIT for the quarter and half year excluding product line discontinuation expenses increased by 2% and 17%, respectively, compared to the prior corresponding periods, driven by an increase in gross profit, partially offset by higher SG&A expenses.

EBIT margin for the quarter excluding product line discontinuation expenses decreased 1.7 percentage points to 22.8% when compared to the prior corresponding period, driven primarily by the decrease in gross margin and higher SG&A expenses. EBIT margin for the half year increased 1.4 percentage points to 23.8% when compared to the prior corresponding period, primarily driven by the increase in gross margin.

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, and (iii) Philippines Fiber Cement.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change	HY FY19	HY FY18	Change
Volume (mmsf)	142.1	130.0	9%	280.1	250.1	12%
Average net sales price per unit (per msf)	US$728	US$768	(5%)	US$740	US$761	(3%)

Fiber cement net sales	117.3	113.4	3%	234.4	215.0	9%
Gross profit			(8%)			—%
Gross margin (%)			(4.3 pts)			(3.2 pts)
EBIT	27.5	30.5	(10%)	55.8	56.9	(2%)
EBIT margin (%)	23.4	26.9	(3.5 pts)	23.8	26.5	(2.7 pts)

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted for the quarter and half year by a 7% and 3% change in the average AUD/USD foreign exchange rate, respectively, when compared the prior corresponding periods. The impact of the unfavorable foreign exchange rate movements are detailed in the table below:

	Q2FY19			HY FY19
	Results in AUD	Results in USD	Impact of FX	Results in AUD	Results in USD	Impact of FX
Average net sales price per unit (per msf)	+2%	-5%	-7%	+1%	-3%	-4%
Net Sales	+12%	+3%	-9%	+13%	+9%	-4%
Gross Profit	-1%	-8%	-7%	+3%	FLAT	-3%
EBIT	-3%	-10%	-7%	+2%	-2%	-4%

Volume for the quarter and half year increased 9% and 12%, respectively, compared to the prior corresponding periods, driven primarily by our Australian and Philippines businesses with volume growth above their underlying market growth. In Australia, volume growth was driven by market penetration and category share gains. In the Philippines, volume growth was a result of strategic distributor programs implemented in the region.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	6

OPERATING RESULTS - SEGMENT

Fiber cement net sales in US dollars for the quarter and half year increased 3% and 9%, respectively, compared to the prior corresponding periods, primarily driven by higher volume, partially offset by a lower average net sales price in US dollars. The lower average net sales price for the quarter and half year was driven by the unfavorable impact of foreign exchange rates on our US dollar reported sales, partially offset by an increase in price and favorable product mix. In Australian dollars, average net sales price for the quarter and half year increased 2% and 1%, respectively.

Gross profit in US dollars for the quarter decreased 8% compared to the prior corresponding periods. The decrease for the quarter was primarily driven by the impact of unfavorable foreign exchange rates, higher pulp and freight costs, as well as, a one time inventory adjustment in the Philippines.

Gross profit in US dollars for the half year was flat compared to the prior corresponding period. For the half year, gross profit was favorably impacted by higher net sales, offset by the impact of unfavorable foreign exchange rates, as well as, higher production costs driven by higher pulp and freight costs, unfavorable plant performance in New Zealand and a one time inventory adjustment in the Philippines. We continue to experience inflationary pressures on our key input and freight costs, which will continue to compress the segment's margins for the remainder of fiscal year 2019.

The change in gross margin for the quarter can be attributed to the following components:

For the Three Months Ended 30 September 2018:
Lower average net sales price	(3.0 pts)
Higher production costs	(1.3 pts)
Total percentage point change in gross margin	(4.3 pts)

For the Half Year Ended 30 September 2018:
Lower average net sales price	(1.5 pts)
Higher production costs	(1.7 pts)
Total percentage point change in gross margin	(3.2	) pts

EBIT for the quarter and half year decreased 10% and 2%, respectively, when compared to the prior corresponding periods to US$27.5 million and US$55.8 million. EBIT for the quarter decreased primarily due to the 8% decrease in gross profit described above. EBIT for the half year decreased primarily driven by the unfavorable impact of foreign exchange rates on gross profit. As a percentage of sales, SG&A expense decreased 1.0 percentage point for the quarter and 0.8 percentage point for the half year when compared to the prior corresponding period.

Country Analysis

Australia Fiber Cement

Net sales for the quarter and half year increased 6% and 12%, respectively, from the prior corresponding periods, primarily due to an increase in volume combined with the favorable impact of our price increase. The key driver of volume growth was market penetration, as we gained market share since the prior corresponding periods. The category share gains reflect the addition of several large customers, including one large customer in the first half of fiscal year 2018, and another large customer in the first quarter of fiscal year 2019. The volume growth during the quarter and half year was most prominent in the East Coast regions, and was realized in both the new construction and additions and alterations markets.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	7

OPERATING RESULTS - SEGMENT

EBIT for the quarter and half year increased 1% and 9%, respectively, when compared to the prior corresponding periods. The increase in EBIT is primarily driven by higher net sales and favorable plant performance, partially offset by higher freight and pulp costs, as well as unfavorable foreign translation impact. Excluding the unfavorable foreign translation impact, EBIT increased 10% and 13% for the quarter and half year, respectively, in local currency.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 30,397 for the quarter, a decrease of 5%, when compared to the prior corresponding quarter. For the half year, approvals were 61,748, flat compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 5% when compared to the prior corresponding period. For the half year, the alterations and additions market increased 7% compared to the prior corresponding period.

New Zealand Fiber Cement

Net sales for the quarter and half year decreased 6% and increased 1%, respectively, from the prior corresponding periods. The decrease for the quarter was primarily driven by unfavorable foreign translation impact on our US dollar reported sales, partially offset by higher volume. For the half year, the increase in net sales was primarily driven by higher volume, partially offset by unfavorable foreign translation impact on our US dollar reported sales. Excluding the unfavorable foreign translation impact, net sales increased 3% and 6% for the quarter and half year, respectively, in local currency.

EBIT for the quarter and half year decreased compared to the prior corresponding periods, primarily driven by unfavorable plant performance and higher pulp costs.

Philippines Fiber Cement

Volume for the quarter and half year increased 11% and 12%, respectively, when compared to the prior corresponding periods, primarily as a result of market share gained during the current fiscal year. EBIT for the quarter and half year decreased compared to the prior corresponding periods, driven by a one time inventory adjustment of US$1.6 million, as well as, higher pulp costs and start-up costs associated with our capacity expansion.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	8

OPERATING RESULTS - SEGMENT

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change	HY FY19	HY FY18	Change
Volume (mmsf)	194.3	9.4		403.9	18.0
Average net sales price per unit (per msf)	US$354	US$1,000	(65%)	US$358	US$978	(63%)

Fiber cement net sales	9.6	10.5	(9%)	18.8	19.7	(5%)
Fiber gypsum net sales[1]	77.8	—		164.0	—
Net sales	87.4	10.5		182.8	19.7
Gross profit[2]
Gross margin (%)[2]
EBIT[3]	3.4	0.3		(1.2)	0.1
EBIT margin (%)[3]	3.9	2.9	1.0 pts	(0.7)	0.5	(1.2	pts)

[1] Also includes cement bonded board net sales

[2] The change in gross profit and gross margin is not presented due to the impact from the acquisition of Fermacell during the first quarter of fiscal year 2019

[3] Includes Fermacell transaction and integration costs of US$5.1 million for the second quarter and US$13.8 for the half year, as well as, a US$7.3 million inventory fair value adjustment in the half year resulting from acquisition accounting adjustments in Q1FY19

Net sales for the quarter and half year increased compared to the prior corresponding period, driven by the increase in volume due to the Fermacell acquisition on 3 April 2018. Average net sales price in US dollars for the quarter and half year decreased compared to prior corresponding periods, primarily due to product mix, as most of the volume in the current period was from fiber gypsum products, which have lower average net sales price than fiber cement.

EBIT for the quarter increased US$3.1 million, compared to the prior corresponding period, primarily due to additional gross profit provided by Fermacell, partially offset by US$5.1 million of Fermacell integration related costs.

EBIT for the half year decreased US$1.3 million to a loss of US$1.2 million, compared to the prior corresponding period, primarily due to transaction and integration costs incurred by the Fermacell acquisition, as well as the one-time inventory fair value adjustment of US$7.3 million. As part of the acquisition of Fermacell, we incurred US$7.2 million of transaction costs and US$6.6 million of integration related costs for the half year.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	9

OPERATING RESULTS - SEGMENT

Below, we have included a Non-US GAAP measure, “Europe Building Products segment EBIT excluding costs associated with the acquisition”. Note that the below reconciling items have not been excluded from Adjusted EBIT and Adjusted net operating profit as presented on pages 13 and 15, respectively.

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	HY FY19
Europe Building Products segment EBIT	3.4	(1.2)

Inventory fair value adjustment [1]	—	7.3
Transaction costs[2]	—	7.2
Integration costs[3]	5.1	6.6

Europe Building Products segment Adjusted EBIT excluding costs associated with the acquisition	8.5	19.9

Europe Building Products segment Adjusted EBIT margin excluding costs associated with the acquisition	9.7%	10.9%

[1] Under US GAAP, we are required to value the inventory acquired at fair market value, resulting in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the quarter, the entire adjustment was recognized into cost of goods sold

[2] Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell

[3] Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell

Net sales in the Europe Building Products segment for the quarter and half year of US$87.4 million and US$182.8 million, respectively, increased 3% and 10%, respectively, from pro-forma net sales from the prior corresponding periods of US$84.6 million and US$166.1 million, respectively. In local currency, pro-forma net sales for the quarter and half year increased 4% and 6%, respectively, compared to the prior corresponding periods, primarily driven by higher average net sales price from strategic pricing.

Other Businesses Segment

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change	HY FY19	HY FY18	Change
Net sales	4.3	3.8	13%	9.0	7.6	18%
Gross profit			NM			NM
Gross profit margin (%)			NM			NM
EBIT	(17.6)	(2.1)		(19.1)	(3.9)

EBIT loss for the quarter and half year increased to a loss of US$17.6 million and US$19.1 million, respectively, when compared to the prior corresponding periods. The increase in EBIT loss was primarily driven by our decision to exit the Windows business in the second quarter of fiscal year 2019, resulting in asset impairment charges totaling to US$10.1 million, and adjustments related to inventory existence, inventory valuation write-downs and other liability write-offs of US$5.7 million.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	10

OPERATING RESULTS - SEGMENT

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
Segment R&D expenses	$(6.8)	$(6.6)	(3)	$(13.7)	$(12.2)	(12)
Segment R&D SG&A expenses	(0.3)	(0.6)	50	(0.8)	(1.1)	27
Total R&D EBIT	$(7.1)	$(7.2)	1	$(14.5)	$(13.3)	(9)

The change in segment R&D expenses for the half year was due to an increase in core research and development projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$3.0 million for the quarter and US$5.5 million for the half year, compared to US$1.9 million and US$3.9 million, respectively, for the prior corresponding periods.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
General Corporate SG&A expenses	$(14.6)	$(13.1)	(11)	$(29.5)	$(22.9)	(29)
Fermacell acquisition costs[1]	—	(1.7)		—	(1.7)
Asbestos:
Asbestos adjustments	14.2	(6.6)		39.3	(10.5)
AICF SG&A expenses[2]	(0.4)	(0.4)	—	(0.7)	(0.8)	13
General Corporate EBIT	$(0.8)	$(21.8)	96	$9.1	$(35.9)

[1]Relates to professional, legal and other fees incurred in FY2018 in conjunction with the acquisition of Fermacell

[2]Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF.

For the quarter, General Corporate SG&A expenses increased US$1.5 million, compared to the prior corresponding period, primarily due to higher stock compensation expenses.

For the half year, General Corporate SG&A expenses increased US$6.6 million, compared to the prior corresponding period, primarily due to a non-recurring US$3.4 million gain in the prior year from the sale of a storage building located near our Fontana facility and higher stock compensation expenses, as well as the settlement of a US$1.6 million New Zealand weathertightness legal claim.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	11

OPERATING RESULTS - SEGMENT

Asbestos adjustments for both periods primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

Q2 FY19		Q2 FY18		HY FY19		HY FY18
30 June 2018	0.7387	30 June 2017	0.7697	31 March 2018	0.7681	31 March 2017	0.7644
30 September 2018	0.7212	30 September 2017	0.7840	30 September 2018	0.7212	30 September 2017	0.7840
Change ($)	(0.0175)	Change ($)	0.0143	Change ($)	(0.0469)	Change ($)	0.0196
Change (%)	(2)	Change (%)	2	Change (%)	(6)	Change (%)	3
Readers are referred to Note 9 of our 30 September 2018 condensed consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	12

OPERATING RESULTS - OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
North America Fiber Cement[1]	$99.5	$97.4	2	$206.7	$177.2	17
Asia Pacific Fiber Cement	27.5	30.5	(10)	55.8	56.9	(2)
Europe Building Products	3.4	0.3		(1.2)	0.1
Other Businesses[2]	(1.8)	(2.1)	14	(3.3)	(3.9)	15
Research and Development	(7.1)	(7.2)	1	(14.5)	(13.3)	(9)
General Corporate[3]	(14.6)	(13.1)	(11)	(29.5)	(22.9)	(29)
Adjusted EBIT	106.9	105.8	1	214.0	194.1	10
Asbestos:
Asbestos adjustments	14.2	(6.6)		39.3	(10.5)
AICF SG&A expenses	(0.4)	(0.4)	—	(0.7)	(0.8)	13
Fermacell acquisition costs[4]	—	(1.7)		—	(1.7)
Product line discontinuation[5]	(21.2)	—		(21.2)	—
EBIT	$99.5	$97.1	2	$231.4	$181.1	28

[1] Excludes product line discontinuation expenses of US$5.4 million for the second quarter and half year fiscal year 2019, as a result of our decision to discontinue our MCT product line, as well as, certain excess and obsolete ColorPlus color palettes

[2] Excludes product line discontinuation expenses of US$15.8 million for the second quarter and half year fiscal year 2019, as a result of our decision to discontinue our windows business

[3] Excludes Asbestos-related expenses and adjustments, and Fermacell acquisition costs

[4] Relates to professional, legal and other fees incurred in FY2018 in conjunction with the acquisition of Fermacell

[5] Product line discontinuation expenses include asset impairments and other charges as a result of our decision to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

Net Interest Expense

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
Gross interest expense	$(14.1)	$(8.6)	(64)	$(27.3)	$(16.2)	(69)
Capitalized interest	0.7	0.9	(22)	2.5	1.8	39
Interest income	0.4	0.3	33	0.9	0.4
Net AICF interest income	0.5	0.6	(17)	0.8	0.7	14
Net interest expense	$(12.5)	$(6.8)	(84)	$(23.1)	$(13.3)	(74)

Gross interest expense for the quarter and half year increased US$5.5 million and US$11.1 million, respectively, when compared to the prior corresponding periods, primarily due to the higher outstanding balance of our senior unsecured notes, as well as, interest on our 364-day term loan facility.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	13

OPERATING RESULTS - OTHER

Other Income (Expense)

During the quarter, other income increased from nil in the prior corresponding period to a US$0.1 million gain. For the half year, other income increased from US$0.4 million loss in the prior corresponding period to a US$0.3 million gain. The movement in other income is primarily driven by the valuation of our interest rate swaps.

Income Tax

	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
Income tax expense (US$ Millions)	(17.6)	(23.9)	(48.5)	(43.6)
Effective tax rate (%)	20.2	26.5	23.3	26.0

Adjusted income tax expense[1] (US$ Millions)	(13.1)	(22.8)	(29.6)	(42.4)
Adjusted effective tax rate[1] (%)	13.9	23.2	15.5	23.6

[1] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments

Total income tax expense for the quarter decreased US$6.3 million, when compared to the prior corresponding period. The decrease in income tax expense was primarily due to the decrease in the US corporate income tax rate.

Total income tax for the half year increased US$4.9 million, when compared to the prior corresponding period. The increase was primarily due to the change in the accounting treatment of the amortization of intangible assets which did not apply in the prior corresponding period, partially offset by the decrease in US corporate income tax rate.

Total Adjusted income tax expense for the quarter and half year decreased US$9.7 million and US$12.8 million compared to the prior corresponding periods. The decrease in Adjusted income tax expense was driven by adjustments from the ongoing accounting treatment of amortization of intangible assets, and a reduction in the US statutory corporate tax rate.

Readers are referred to Note 12 of our 30 September 2018 condensed consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	14

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
EBIT	$99.5	$97.1	2	$231.4	$181.1	28

Net interest expense	(12.5)	(6.8)	(84)	(23.1)	(13.3)	(74)
Other income (expense)	0.1	—		0.3	(0.4)
Income tax expense	(17.6)	(23.9)	26	(48.5)	(43.6)	(11)
Net operating profit	69.5	66.4	5	160.1	123.8	29

Excluding:
Asbestos:
Asbestos adjustments	(14.2)	6.6		(39.3)	10.5
AICF SG&A expenses	0.4	0.4	—	0.7	0.8	(13)
AICF interest income, net	(0.5)	(0.6)	17	(0.8)	(0.7)	(14)
Fermacell acquisition costs[1]	—	1.7		—	1.7
Product line discontinuation[2]	21.2	—		21.2	—
Tax adjustments[3]	4.5	1.1		18.9	1.2
Adjusted net operating profit	80.9	75.6	7	160.8	137.3	17

Adjusted diluted earnings per share (US cents)	18	17		36	31

[1] Relates to professional, legal and other fees incurred in FY2018 in conjunction with the acquisition of Fermacell

[2] Product line discontinuation expenses include asset impairments and other charges as a result of our decision to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

[3] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments

Adjusted net operating profit of US$80.9 million for the quarter increased US$5.3 million, or 7%, compared to the prior corresponding period, primarily due to lower Adjusted income tax expense of US$9.7 million, partially offset by higher net interest expense of US$5.7 million.

Adjusted net operating profit of US$160.8 million for the half year increased US$23.5 million, or 17%, compared to the prior corresponding period, primarily due to lower Adjusted income tax expense of US$12.8 million and a US$19.9 million increase in Adjusted EBIT. The increase in Adjusted EBIT was primarily driven by the underlying performance of the operating business units, as reflected by the US$29.5 million increase in Adjusted EBIT in the North America Fiber Cement segment.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	15

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities increased US$25.8 million to US$184.1 million. The increase in cash provided by operating activities was primarily driven by a US$30.3 million increase in net income adjusted for non-cash items and a favorable change in working capital of US$33.7 million, partially offset by unfavorable changes in other operating assets and liabilities of US$38.2 million. The favorable change in working capital was primarily due to rebuilding inventories in the North America Fiber Cement segment in the prior year, related to our then capacity constraint. The primary driver of the change in other operating assets and liabilities was an increase in payments of asbestos related claims of US$11.8 million and the remaining is attributable to normal variations of net assets in the course of our business.
Investing Activities
Cash used in investing activities increased US$596.0 million to US$751.9  million. The increase in cash used in investing activities was primarily due to the US$558.7 million acquisition of Fermacell, as well as an increase in purchases in property, plant and equipment of US$56.4 million. The increase in capital expenditures was primarily related to the greenfield expansion project in Tacoma, as well as current year expenditures at our greenfield expansion project in Prattville. This was partially offset by lower net purchases of AICF's short-term investments of US$27.7 million.
Financing Activities
Cash provided by financing activities increased US$451.9 million to US$383.9 million. The increase in cash provided by financing activities was driven by the proceeds from our 364-day term loan facility of US$492.4 million, and AICF's repayment of its NSW loan in the prior year of US$51.9 million, compared to nil in the current year. This increase was partially offset by lower net proceeds from credit facilities of US$95.0 million in the current year.

Capacity Expansion

We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. During the current quarter:

In North America we:

•	Continued the start-up of our Tacoma greenfield expansion project;

•
Continued the construction of a greenfield expansion project in Prattville, Alabama, which is expected to be commissioned in the first half of fiscal year 2020 at a previously announced estimated total cost of US$240.0 million; and

•
Today we announced an expansion project within our ColorPlus product line including equipment, land, and building at an estimated cost of US$20.6 million. This includes projects at our Peru and Pulaski facilities, and a greenfield project in the Northeast United States.

In Asia Pacific we:

•	Continued the start-up of the additional capacity expansion in the Philippines; and

•
Continued the planning and design of a brownfield expansion project at our existing Carole Park facility in Australia with an estimated total cost of A$28.5 million. The brownfield expansion project is expected to be commissioned by the first quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	16

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased from US$281.6 million at 31 March 2018 to US$108.9 million at 30 September 2018.

At 30 September 2018, we held three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility; and senior unsecured notes. The effective weighted average interest rate on our total debt was 3.7% and 4.7% at 30 September 2018 and 31 March 2018, respectively. The weighted average term of all debt, including undrawn facilities, was 4.9 years and 6.9 years at 30 September 2018 and 31 March 2018, respectively. The reduction in the weighted average term of all debt was driven by the inclusion of the 364-day term loan facility.

At 30 September 2018, we had US$500.0 million available in an unsecured revolving credit facility. At 30 September 2018, a total of US$120.0 million was drawn from the unsecured revolving facility, compared to US$100.0 million at 31 March 2018. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

On 3 April 2018, we drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the 364-day term loan facility, and used these funds to complete the Fermacell acquisition.

Subsequent to quarter end, in October 2018, we completed the sale of €400.0 million aggregate principal amount of 3.625% senior unsecured notes due 2026. The proceeds from the offering were primarily used to fund the redemption of our 364-day term loan facility.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2019, 2018 and 2017:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016

Subsequent to 30 September 2018, the Company announced an ordinary dividend of US10.0 cents per security, with a record date of 12 December 2018 and a payment date of 22 February 2019.

We periodically review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	17

OTHER INFORMATION

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Other Asbestos Information
Claims Data

	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	Change %	HY FY19	HY FY18	Change %
Claims received	156	156	—	281	302	7
Actuarial estimate for the period	144	144	—	288	288	—
Difference in claims received to actuarial estimate	(12)	(12)		7	(14)

Average claim settlement[1] (A$)	268,000	305,000	12	273,000	264,000	(3)
Actuarial estimate for the period[2]	290,000	283,000	(2)	290,000	283,000	(2)
Difference in claims paid to actuarial estimate	22,000	(22,000)		17,000	19,000

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the period ended 30 September 2018, we noted the following related to asbestos-related claims:

•	Claims received during the quarter were 8% above actuarial estimates and flat compared to the prior corresponding period;

•	Claims received during the half year were 2% below actuarial estimates and 7% lower than the prior corresponding period;

•	Mesothelioma claims reported for the half year were 3% below actuarial expectations and 9% lower than the prior corresponding period;

•	The average claim settlement for the quarter and half year was 8% and 6% below actuarial expectations;

•
Average claim settlement sizes for mesothelioma were slightly above actuarial expectations for most age groups, however, all other disease type were generally favorable compared to actuarial expectations for the half year; and

•	The decrease in the average claim settlement for the half year versus actuarial estimates was largely attributable to lower average claim settlement for non-mesothelioma claims.

AICF Funding

On 2 July 2018, we made a payment of A$138.4 million (US$103.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2018. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2018 operating cash flow of US$295.0 million less an adjustment of US$0.8 million, resulting in free cash flow of US$294.2 million for fiscal year 2018, as defined by the AFFA.
From the time AICF was established in February 2007 through 2 July 2018, we have contributed approximately A$1,193.4 million to the fund.

Readers are referred to Note 9 of our 30 September 2018 condensed consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	18

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	19

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition;

•	Adjusted EBIT margin;

•	Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos; and

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors
New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	20

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents
Adjusted EBIT

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
EBIT	$99.5	$97.1	$231.4	$181.1
Asbestos:
Asbestos adjustments	(14.2)	6.6	(39.3)	10.5
AICF SG&A expenses	0.4	0.4	0.7	0.8
Fermacell acquisition costs	—	1.7	—	1.7
Product line discontinuation	21.2	—	21.2	—
Adjusted EBIT	$106.9	$105.8	$214.0	$194.1
Net sales	644.6	525.8	1,295.6	1,033.5
Adjusted EBIT margin	16.6%	20.1%	16.5%	18.8%
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	HY FY19
Europe Building Products Segment EBIT	$3.4	$(1.2)

Inventory fair value adjustment	—	7.3
Transaction costs	—	7.2
Integration costs	5.1	6.6
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition	$8.5	$19.9
European Building Products segment net sales	87.4	182.8
Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition	9.7%	10.9%
Adjusted Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
Net operating profit	$69.5	$66.4	$160.1	$123.8
Asbestos:
Asbestos adjustments	(14.2)	6.6	(39.3)	10.5
AICF SG&A expenses	0.4	0.4	0.7	0.8
AICF interest income, net	(0.5)	(0.6)	(0.8)	(0.7)
Fermacell acquisition costs	—	1.7	—	1.7
Product line discontinuation	21.2	—	21.2	—
Tax adjustments[1]	4.5	1.1	18.9	1.2
Adjusted net operating profit	$80.9	$75.6	$160.8	$137.3

[1] Includes tax adjustments related to Asbestos,amortization benefit of certain US intangible assets and other tax adjustments.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	21

NON-US GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
Adjusted net operating profit (US$ millions)	$80.9	$75.6	$160.8	$137.3
Weighted average common shares outstanding - Diluted (millions)	443.1	441.5	443.1	441.5
Adjusted diluted earnings per share (US cents)	18	17	36	31

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
Operating profit before income taxes	$87.1	$90.3	$208.6	$167.4
Asbestos:
Asbestos adjustments	(14.2)	6.6	(39.3)	10.5
AICF SG&A expenses	0.4	0.4	0.7	0.8
AICF interest income, net	(0.5)	(0.6)	(0.8)	(0.7)
Fermacell acquisition costs	—	1.7	—	1.7
Product line discontinuation	21.2	—	21.2	—
Adjusted operating profit before income taxes	$94.0	$98.4	$190.4	$179.7

Income tax expense	(17.6)	(23.9)	(48.5)	(43.6)
Tax adjustments[1]	4.5	1.1	18.9	1.2
Adjusted income tax expense	$(13.1)	$(22.8)	$(29.6)	$(42.4)
Effective tax rate	20.2%	26.5%	23.3%	26.0%
Adjusted effective tax rate	13.9%	23.2%	15.5%	23.6%

[1] Includes tax adjustments related to Asbestos, the amortization benefit of certain US intangible assets and other tax adjustments
Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
EBIT	$99.5	97.1	$231.4	$181.1
Depreciation and amortization	30.8	23.4	58.9	45.2
Adjusted EBITDA	$130.3	$120.5	$290.3	$226.3
Asbestos:
Asbestos adjustments	(14.2)	6.6	(39.3)	10.5
AICF SG&A expenses	0.4	0.4	0.7	0.8
Adjusted EBITDA excluding Asbestos	$116.5	$127.5	$251.7	$237.6

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	22

NON-US GAAP FINANCIAL MEASURES

Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY19	Q2 FY18	HY FY19	HY FY18
SG&A expenses	$98.9	$75.0	$203.8	$148.5
Excluding:
AICF SG&A expenses	(0.4)	(0.4)	(0.7)	(0.8)
Fermacell acquisition costs	—	(1.7)	—	(1.7)
Adjusted SG&A expenses	$98.5	$72.9	$203.1	$146.0
Net sales	$644.6	$525.8	$1,295.6	$1,033.5
SG&A expenses as a percentage of net sales	15.3%	14.3%	15.7%	14.4%
Adjusted SG&A expenses as a percentage of net sales	15.3%	13.9%	15.7%	14.1%

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	23

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 9 of the condensed consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The Company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability.

Further, the Company's annual payment to AICF is determined by reference to the free cash flow as defined in the AFFA, which was entered into on 21 November 2006. Free cash flow for these purposes is defined as the Company's operating cash flow, based on US GAAP at the time the AFFA was entered into. As there have been changes to US GAAP since the AFFA was entered into, the annual payment is no longer based upon the current US GAAP operating cash flow statement.

Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance, as well as estimating the annual payment due to AICF. The following non-GAAP tables should be read in conjunction with the condensed consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
30 September 2018
(Unaudited)

US$ Millions	Total Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$19.7	$19.7
Restricted short term investments – Asbestos	—	86.5	86.5
Insurance receivable – Asbestos[1]	—	52.4	52.4
Workers compensation asset – Asbestos[1]	—	29.0	29.0
Deferred income taxes – Asbestos	—	346.6	346.6
Asbestos liability[1]	—	1,083.9	1,083.9
Workers compensation liability – Asbestos[1]	—	29.0	29.0
Income taxes payable[1]	49.9	(12.9)	37.0
Asbestos adjustments	—	39.3	39.3
Selling, general and administrative expenses	(203.1)	(0.7)	(203.8)
Net interest (expense) income	(23.9)	0.8	(23.1)
Income tax expense	(48.4)	(0.1)	(48.5)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our condensed consolidated balance sheets.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	24

SUPPLEMENTAL FINANCIAL INFORMATION

James Hardie Industries plc
Supplementary Statements of Cash Flows
For the six months ended
30 September 2018
(Unaudited)

US$ Millions	US GAAP as of 21 November 2006	Reconciling Items to Current US GAAP	As Reported
Cash Flows From Operating Activities
Net income	$160.1	$—	$160.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	58.9	—	58.9
Deferred income taxes	15.8	—	15.8
Stock-based compensation	6.2	—	6.2
Asbestos adjustments	(39.3)	—	(39.3)
Asset Impairments	13.1	—	13.1
Other, net	10.4	—	10.4
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	56.5	(56.5)	—
Payment to AICF	(103.0)	103.0	—
Accounts and other receivables	0.5	—	0.5
Inventories	2.7	—	2.7
Prepaid expenses and other assets	(0.6)	—	(0.6)
Insurance receivable - Asbestos	2.1	—	2.1
Accounts payable and accrued liabilities	18.8	—	18.8
Asbestos liability	(58.8)	58.8	—
Claims and handling costs paid - Asbestos	—	(58.8)	(58.8)
Income taxes payable	7.5	—	7.5
Other accrued liabilities	(13.3)	—	(13.3)
Net cash provided by operating activities	$137.6	$46.5	$184.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(140.0)	$—	$(140.0)
Capitalized interest	(2.5)	—	(2.5)
Acquisition of business, net of cash acquired	(558.7)	—	(558.7)
Purchase of restricted short-term investments - Asbestos	—	(89.1)	(89.1)
Proceeds from restricted short-term investments - Asbestos	—	38.4	38.4
Net cash used in investing activities	$(701.2)	$(50.7)	$(751.9)

Cash Flows From Financing Activities
Proceeds from credit facilities	$150.0	$—	$150.0
Repayments of credit facilities	(130.0)	—	(130.0)
Proceeds from 364-day term loan facility	492.4	—	492.4
Dividends paid	(128.5)	—	(128.5)
Net cash provided by financing activities	$383.9	$—	$383.9

Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(172.7)	$(6.8)	$(179.5)

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	25

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2019	26